SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_______________

InvenTrust Properties Corp.
(Name of Subject Company (Issuer))

Liquidity Partners Trust I
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share
(Title of Class of Securities)

46124J 102
(CUSIP Number of Class of Securities)

Jordan Fishfeld
CFX Direct, LLC
226 W. Ojai AVenue #101-512
Ojai, CA  93023
(646) 883-2396
 (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Patrick Daugherty Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-5178	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 (414) 297-5596
_______________

Calculation of Fee

Transaction Valuation*	Amount of Filing Fee**
$3,100,000	$385.95

*
Estimated for purposes of calculating the filing fee only.  This amount assumes the purchase of 2,000,000 shares of common stock, par value $0.001 per share at a purchase price equal to $1.55 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001245 of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third‑party tender offer subject to Rule 14d‑1.

☐                  issuer tender offer subject to Rule 13e‑4.

☐                  going‑private transaction subject to Rule 13e‑3.

☐                  amendment to Schedule 13D under Rule 13d‑2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                  Rule 13e‑4(i) (Cross-Border Issuer Tender Offer)

☐                  Rule 14d‑1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Liquidity Partners Trust I, a Delaware statutory trust (the “Purchaser”), to purchase up to 2,000,000 shares of common stock, par value $0.001 per share (the “Shares”), of InvenTrust Properties Corp. (the “Company”), the subject company, at a purchase price of $1.55 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated October 30, 2017 (the “Offer Date”) and the related Transfer Agreement, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Any dividends paid after December 1, 2017, or such other date to which this Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Transfer Agreement, would be assigned by tendering stockholders to the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.  Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information

(a)            The name of the subject company and the issuer of the securities to which this Schedule TO relates is InvenTrust Properties Corp. The Company’s principal executive office is located at 83025 Highland Parkway, Suite 350, Downers Grove, Illinois 60515. The telephone number at the Company’s principal executive office is (855) 377-0510.

(b)            This statement relates to the common stock, par value $0.001 per share, of the Company. Based upon information provided by the Company, there were 773,515,187 shares of common stock issued and outstanding as of August 1, 2017. The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c)            There is no established public trading market for the Shares.  The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

(a), (b), (c)  This Schedule TO is filed by the Purchaser. The information set forth in Section 10 of the Offer to Purchase, entitled “Certain Information Concerning the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction

(a)            The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a), (b)  Not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals

(a), (c)(1) – (7)  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration

(a), (b), (d)  The information set forth in Section 11 of the Offer to Purchase, entitled “Source of Funds,” is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company

The information set forth in “Certain Information About the Company ans Shares” of the Offer to Purchase and Section 11 of the Offer to Purchase, entitled “Certain Information Concerning the Purchaser” is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used

(a)            The information set forth in Section 14, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10.  Financial Statements

(a), (b)  Not applicable.

Item 11.  Additional Information

(a)(1)  Not applicable.

(a)(2), (3), (4)  The information set forth in Section 13, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(5)  Not applicable.

(c)  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.  Exhibits

(a)(1)(A)	Offer to Purchase, dated as of October 30, 2017

(a)(1)(B)	Form of Transfer Agreement

(a)(1)(C)	Transfer Agreement Instructions

(a)(1)(D)	Form of Letter to Stockholders dated as of October 30, 2017

(a)(1)(E)	Form of Summary Advertisement published in the Investor's Business Daily on October 30, 2017

(a)(1)(F)	Power of Attorney

Item 13.  Information Required By Schedule 13E‑3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Liquidity Partners

By U.S. Bank Trust National Association As Trustee
By:	/s/ Carol Gunther
	Name:	Carol Gunther
	Title:	Authorized Representative

Date: October 30, 2017

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of October 30, 2017

(a)(1)(B)	Form of Transfer Agreement

(a)(1)(C)	Transfer Agreement Instructions

(a)(1)(D)	Form of Letter to Stockholders dated as of October 30, 2017

(a)(1)(E)	Form of Summary Advertisement published in the Investor's Business Daily on October 30, 2017

(a)(1)(F)	Power of Attorney